Exhibit 99.4

Notice-and-Access The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of materials. This new process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management’s discussion and analysis on a website in addition to SEDAR+. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the materials can be requested at any time during this period. Osisko Development Corp. has elected to utilize notice-and-access and provide you with the following information: Meeting Date and Time: June 23, 2026 at 1:30 PM (EDT) Meeting Location: First Canadian Place, 100 King St W Suite 3400, Toronto, ON M5X 1A4 Meeting materials are available electronically at www.sedarplus.ca and also on https://docs.tsxtrust.com/2355. If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access please call 1-866-600- 5869 or email tsxtis@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by June 12, 2026. Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it. Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular. 1. Election of Directors 2. Appointment of Auditor 3. Registered Office Resolution 4. Name Change Resolution You should review the Information Circular before voting. Request for Financial Statements In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, registered and beneficial security holders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis (“MD&A”) or interim financial statements and the corresponding MD&A, or both. Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR+ website at www.sedarplus.ca. I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Company, and as such, request that my name be placed on the Company’s Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year. Please send me: Annual Financial Statements with MD&A Interim Financial Statements with MD&A FIRST NAME LAST NAME ADDRESS CITY PROVINCE/STATE POSTAL/ZIP CODE COUNTRY Signature of Security holder DATE (MM/DD/YYYY) (Detach and Retain top for your records) www.tsxtrust.com VANCOUVER CALGARY TORONTO MONTRÉAL IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO: TSX Trust Company 301 - 100 Adelaide Street West Toronto ON M5H 4H1 Or by fax to: 416-595-9593 Osisko Development Corp. (“Corporation”) 2026 E-MAIL